Exhibit 99.1

News Release

For Immediate Release

Stantec announces strong second quarter 2008 results
The firm’s trading symbol on the NYSE changed from SXC to STN

EDMONTON AB (July 31, 2008) TSX, NYSE:STN

▪
Gross revenue increased 40.3% to C$343.3 million compared to C$244.7 million in the second quarter of 2007. Net revenue increased 34.0% to C$289.0 million from C$215.7 million, while net income was up 26.3% to C$22.1 million compared to C$17.5 million. Diluted earnings per share were C$0.48 in the second quarter of 2008 compared to C$0.38 in the same period last year, representing an increase of 26.3%.

▪
Year-to-date 2008 gross revenue increased 37.8% to C$635.1 million compared to C$461.0 million in the same period of 2007, while net revenue increased 33.3% to C$543.9 million from C$408.0 million. Net income increased 18.5% to C$39.0 million from C$32.9 million. Diluted earnings per share were up 19.7% to C$0.85 from C$0.71.

▪
During the second quarter, Stantec renewed its normal course issuer bid and repurchased 68,300 shares for cancellation. The firm also announced the acquisition of McIntosh Engineering, a 200-person mining engineering firm based primarily in Tempe, Arizona, and Sudbury and North Bay, Ontario, which was completed at the beginning of the third quarter.

▪	Starting July 31, 2008, Stantec will trade on the New York Stock Exchange under the symbol STN, changing from SXC to match its trading symbol on the Toronto Stock Exchange.

▪
Complete Financial Statements, Notes to the Financial Statements, and Management’s Discussion and Analysis will be filed on Sedar (www.sedar.com) and Edgar (www.sec.gov) on July 31, 2008 and are available to download from the Investors section on www.stantec.com. The documents are also available from Stantec.

"Our performance in the second quarter continues to validate the strength of our business model, which is designed to adapt to changes in market conditions in the geographic regions and practice areas we serve, as well as being a reflection of our employees’ ability to execute projects,” says Tony Franceschini, Stantec President & CEO. “While we’ve experienced a decrease in the demand for services in our Urban Land practice in the first half of 2008, we have more than offset this with increased demand for services in our Environment, Industrial, and Buildings practice areas.”

Sample projects awarded to Stantec in the second quarter demonstrate the diversity of the organization as well as the firm’s ability to integrate its services to provide solutions to clients. In British Columbia, Stantec is providing mechanical, electrical, and sustainability engineering for the development of the Centre for Interactive Research on Sustainability at the University of British Columbia in Vancouver. Once operational, this facility will produce net energy to heat other buildings while reducing the overall carbon footprint of the university campus. The Company is completing the detailed design of an innovative continuous flow process for producing biodiesel fuels at a plant in Nova Scotia. The process can use either vegetable or marine virgin oil feedstock and, when commissioned in the fall of 2008, will be capable of producing 100 tonnes (110 tons) of biodiesel per day. In addition, Stantec is completing the civil, structural, mechanical, and electrical design of the Sustainable Barbados Recycling Centre, the first integrated waste management facility in the Caribbean. The “one-stop” facility is scaled to receive approximately 1,000 tonnes (1,102 tons) of waste material per day upon start-up, 60 percent of which will be diverted from landfill disposal. Part of the waste material will be converted into useful products, including compost, mulch, wood chips, and stone aggregate, for resale or distribution. In Newton County,

Georgia, Stantec is designing a 2.2 million-US-gallon-per-day (8.3-megalitre-per-day) advanced wastewater treatment facility for the Newton County Water and Sewerage Authority. And in San Diego, California, the firm is combining services in landscape architecture, civil engineering, and hydrology to design a permeable “green” pavement for infiltrating stormwater runoff from the parking lot at Kellogg Park and the La Jolla Shores Beach, one of the state’s 34 areas of special biological significance.

"Our operating philosophy of one team offering integrated services, combined with our geographic and practice area diversity, is what sets Stantec apart and gives us the ability to deliver strong results in difficult general market conditions," says Franceschini. “Our employees have been rising to the challenge, and their efforts are helping Stantec to succeed and grow in a changing market.”

“We are also pleased to report that our trading symbol on the NYSE is now STN, making it consistent with our symbol on the TSX and reflecting our single-brand identity and one team philosophy,” adds Franceschini.

The second quarter conference call, to be held today at 4:00 PM EDT (2:00 PM MDT), will be broadcast live and archived in the Investors section at www.stantec.com. Financial analysts who wish to participate in the earnings conference call are invited to call 1-866-322-2356 and provide the confirmation code 4648105 to the first available operator.

Stantec provides professional consulting services in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics for infrastructure and facilities projects.  We support public and private sector clients in a diverse range of markets in the infrastructure and facilities sector at every stage, from initial concept and financial feasibility to project completion and beyond. Our services are offered through approximately 9,000 employees operating out of more than 125 locations in North America. Stantec trades on the TSX and the NYSE under the symbol STN. Stantec is One Team providing Infinite Solutions.

Cautionary note regarding forward-looking statements
This press release contains "forward-looking statements." Some of these statements may involve risks and uncertainties and other factors that may be beyond the control of Stantec and cause actual results to be materially different from those contained in such forward-looking statements. Additional information concerning factors that could cause actual results to materially differ from those in the forward-looking statements is contained in Stantec's filings with the Canadian provincial securities commissions and the United States Securities and Exchange Commission.

Media Contact Jay Averill Media Relations Stantec Tel: 780-917-7441	Investor Contact Simon Stelfox Investor Relations Stantec Tel: 780-917-7288
One Team. Infinite Solutions.

- Income Statement and Balance Sheet attached -

Consolidated Balance Sheets
(Unaudited)
	June 30	December 31
	2008	2007
(In thousands of Canadian dollars)	$	$

ASSETS
Current
Cash and cash equivalents	26,089	14,175
Cash held in escrow	6,630	-
Accounts receivable, net of allowance for doubtful accounts of
$10,224 in 2008 ($10,508 – 2007)	246,951	206,063
Costs and estimated earnings in excess of billings	91,844	65,064
Income taxes recoverable	9,625	5,019
Prepaid expenses	5,501	6,617
Future income tax assets	15,992	13,308
Other assets	12,670	13,002

Total current assets	415,302	323,248
Property and equipment	101,988	88,156
Goodwill	415,710	332,922
Intangible assets	41,237	32,288
Future income tax assets	13,578	12,074
Other assets	28,988	24,873

Total assets	1,016,803	813,561

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	152,975	155,020
Billings in excess of costs and estimated earnings	35,302	34,423
Income taxes payable	-	9,955
Current portion of long-term debt	37,150	21,549
Future income tax liabilities	15,541	11,750

Total current liabilities	240,968	232,697
Long-term debt	217,778	74,539
Future income tax liabilities	24,072	20,718
Other liabilities	47,584	42,909

Total liabilities	530,402	370,863

Shareholders' equity
Share capital	219,310	218,790
Contributed surplus	7,667	6,266
Deferred stock compensation	-	(110)
Retained earnings	321,377	286,780
Accumulated other comprehensive loss	(61,953)	(69,028)

Total shareholders' equity	486,401	442,698

Total liabilities and shareholders' equity	1,016,803	813,561

Consolidated Statements of Income
(Unaudited)

	For the quarter ended		For the two quarters ended
	June 30		June 30
	2008	2007	2008	2007
(In thousands of Canadian dollars, except share and per share
amounts)	$	$	$	$

INCOME
Gross revenue	343,327	244,649	635,130	460,960
Less subconsultant and other direct expenses	54,268	28,997	91,212	52,961

Net revenue	289,059	215,652	543,918	407,999
Direct payroll costs	127,485	94,665	242,092	177,672

Gross margin	161,574	120,987	301,826	230,327
Administrative and marketing expenses	118,033	90,693	225,002	172,368
Depreciation of property and equipment	6,836	4,240	12,203	8,328
Amortization of intangible assets	2,553	819	5,219	1,758
Net interest expense	2,011	431	3,513	324
Share of (income) loss from associated companies	54	(25)	160	(94)
Foreign exchange (gains) losses	380	(918)	21	(1,096)
Other income	(400)	(314)	(630)	(592)

Income before income taxes	32,107	26,061	56,338	49,331

Income taxes
Current	14,201	8,181	18,200	15,648
Future	(4,199)	453	(904)	828

Total income taxes	10,002	8,634	17,296	16,476

Net income for the period	22,105	17,427	39,042	32,855

Weighted average number of shares outstanding –
basic	45,656,377	45,546,046	45,656,836	45,520,017

Weighted average number of shares outstanding –
diluted	46,122,311	46,268,733	46,187,313	46,185,706

Shares outstanding, end of the period	45,606,823	45,574,038	45,606,823	45,574,038

Earnings per share
Basic	0.48	0.38	0.86	0.72

Diluted	0.48	0.38	0.85	0.71